Management’s Discussion and Analysis

MichiCann Medical Inc.

For the Year Ended December 31, 2019

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

• the Company’s expansion plans; and

• its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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INTRODUCTION

The following MD&A of MichiCann Medical Inc. (the “Company” or “MichiCann”) should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2019 and 2018, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated April 29, 2020.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS AND GOING CONCERN

MichiCann is a private investment company incorporated under the laws of Ontario on December 5, 2017. The Company’s head office is located at 8820 Jane Street, Concord, ON, L4K 2M9 Canada.

As at December 31, 2019, the Company’s working capital deficiency was $16,071,433 (2018 – working capital of $34,775,749) and has accumulated losses of $14,667,625 (2018 - $2,163,725) since inception.

These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. If the going concern assumption were not appropriate, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

OVERVIEW

MichiCann, operating as Red White & Bloom is an investment company with a focus on the United States cannabis industry. MichiCann’s current investments are primarily in the investment in PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below) and the acquisition of Mid-American Growers Inc. (“MAG”), which closed after year end and is further described in our Subsequent Events.

MichiCann holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to MichiCann completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023 unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018, and has been awarded multiple municipal approvals for grower permits

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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(cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing/manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. They control 2 locations for processing and currently operate 10 provisioning centers (dispensaries) as well as control an additional 8 dispensaries that have yet to be opened.

Plans are underway to roll out unified corporate branding to allow for even greater efficiency and scaling outside Michigan.

Subsequent to year end, MichiCann closed the acquisition of MAG. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois.

Initial hemp crops are in the facility and the company intends to grow, process and sell various hemp and CBD products through this facility.

Lastly, MichiCann has a strategy of expanding to a limited number of additional states as the opportunity presents itself with the intent of only entering markets that allow for the operation at scale to try and maximize operational efficiencies generally only available to those businesses that operate at scale.

PROPOSED TRANSACTION

Tidal Royalty Corp.

On May 8, 2019, the Company executed a business combination agreement (the “Definitive Agreement”) with Tidal Royalty Corp. (“Tidal”) pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of the Proposed Transaction, and assuming no other issuances of securities by MichiCann, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis. All outstanding options and warrants to purchase MichiCann common shares will be replaced with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly owned subsidiary of Tidal will amalgamate with the Company (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result Tidal will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on an 8:1 basis (the “Consolidation”), (ii) the Company will change its name to “Red White & Bloom Inc.” or such other name (the “Name Change”).

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the board appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature. Subsequent to the year ended December 31, 2019, the Company amended the Definitive Agreement.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited consolidated financial statements of the Company:

	Periods Ended December 31, (audited)
	2019	2018	2017
Total revenues	$ -	$ -	$ -
Interest expense	3,540,353	-	-
Professional fees	1,952,329	53,522	-
Consulting fees	919,839	325,000	-
Salaries and wages	568,167	-	-
Net loss and comprehensive loss	12,513,900	2,131,039	32,686
Net loss per share – Basic & fully diluted	0.16	0.06	32,686
Totals assets	107,979,469	34,937,686	624,638
Total liabilities	55,542,045	161,937	586,373
Cash dividends declared per share	Nil	Nil	Nil

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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Selected Quarterly Information

	Quarters ended
	Dec 31, 19	Sep 30, 19	Jun 30, 19	Mar 31, 19
Total revenues	$ -	$ -	$ -	$ -
Interest expense	1,802,780	1,297,420	440,153	-
Professional fees	784,152	195,050	658,149	314,978
Consulting fees	391,632	256,518	271,689	-
Salaries and wages	199,653	158,817	162,843	46,854
Net loss and comprehensive loss	5,043,701	950,351	5,177,575	1,342,273
Net loss per share – Basic & fully diluted	0.07	0.03	0.06	0.02
Total assets	108,082,499	101,783,707	92,791,133	60,402,369
Total liabilities	55,312,647	54,478,582	51,900,857	15,301,797
Cash dividends declared per share	Nil	Nil	Nil	Nil

RESULTS OF OPERATIONS

For the year ended December 31, 2019 compared to the year ended December 31, 2018.

The Company does not currently generate revenue or operating cash flow and relies on external financings to generate capital.  As a result, the Company has continued to incur losses since the its inception including for the years ended December 31, 2019 and 2018.

The Company’s ability to continue operations is dependent on management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.  The Company is considering various financing options to fund its operations.

During the year ended December 31, 2019, the Company incurred a net loss and comprehensive loss of $12,513,900 (2018 - $2,131,039).  The increase in net loss and comprehensive loss of $10,382,861 was mainly attributable to the net effect of:

•Increase of $2,158,536 in share-based compensation, from $1,637,559 in 2018 to $3,796,095 in 2019.  The expense is related to stock options issued to executives, consultants, officers and employees of the Company.

•Increase of $3,540,353 in interest expense, from $Nil in 2018 to $3,540,353 in 2019.  The expense is related to interest on the credit facility.

•Increase of $2,361,459 in commissions, from $Nil in 2018 to $2,361,459 in 2019.  The expense is related to the bridge financing transaction which was closed on June 4, 2019.

•Increase of $1,898,807 in professional fees, from $53,522 in 2018 to $1,952,329 in 2019.  The increase in professional fees resulting from a significant increase in legal and other professional work related to the amalgamation agreement, negotiations and the reverse takeover transactions.

•Increase of $594,839 in consulting fees, from $325,000 in 2018 to $919,839 in 2019.  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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•Increase of $880,491 in marketing, from $32,921 in 2018 to $913,412 in 2019. The increase was to support increased marketing and investor relations activities.

•Increase of $568,167 in salaries and wages, from $Nil in 2018 to $568,167 in 2019.  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.

•Increase of $71,370 in general and administration, from $7,865 in 2018 to $79,235 in 2019.

•Increase of $1,898 in depreciation, from $Nil in 2018 to $1,898 in 2019.

•Increase of $1,411,268 in foreign exchange loss, from foreign exchange gain of $25,465 in 2018 to foreign exchange loss of $1,385,803 in 2019.

•Decrease of $139,938 in accretion expense, from $139,938 in 2018 to $Nil in 2019.

•Increase of $3,960,708 in interest income, from $Nil in 2018 to $3,960,708 in 2019.  The income is related to accrued interest on the Debenture.

•Increase of $1,111,637 in income from management fees, from $Nil in 2018 to $1,111,637 in 2019. The income is related to management fee charged to PharmaCo.

•Increase of $2,340,164 in accretion of loans receivable, from $Nil in 2018 to $2,340,164 in 2019. The income is related to accretion on the Debenture.

•Increase of $4,407,819 in loss on revaluation of call option, from $Nil in 2018 to $4,407,819 in 2019.  The loss is related to revaluation of Put/Call Option.

•Decrease of $40,301 in deferred income tax recovery, from $40,301 in 2018 to $Nil in 2019.

The increase in overall expenses during the year ended December 31, 2019 is in line with management expectation.  To date, the Company has not commenced commercial operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations.  Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at December 31, 2019, the Company had working capital deficiency of $16,071,433 (2018 - working capital of $34,775,749), consisting of cash in the amount of $1,378,687 (2018 - $24,377,286), prepaid expenses of $124,140 (2018 - $50,000), accounts receivable of $1,463,388 (2018 - $Nil), current portion of loans receivable of $36,504,397 (2018 - $10,510,400), net of accounts payable and accrued liabilities of $1,334,370 (2018 - $161,937), convertible debentures of $17,597,600 (2018 - $Nil) and bridge financing of $36,610,075 (2018 - $Nil).

The Company believes that the current capital resources are not sufficient to pay overhead expenses for next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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As at December 31, 2019, the shareholders’ equity of $52,437,424 (2018 - $34,775,749) consisted of share capital of $61,366,160 (2018 - $35,111,680), contributed surplus of $5,748,889 (2018 - $1,952,794), subscriptions receivable of $Nil (2018 - $125,000) and deficit of $14,677,625 (2018 - $2,163,725).

OUTSTANDING SHARE DATA

a)Authorized Share Capital: unlimited common shares without par value.

b)Issued and Outstanding as at December 31, 2019: 84,211,752 common shares (2018 – 74,222,182).

Common shares

On January 2, 2018, the Company issued 37,309,999 founder common shares for gross proceeds of $37.

On November 21, 2018, the Company issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into one common share of the Company at a price of $0.50 per common share. All Unsecured Debentures were converted into an aggregate of 2,024,000 common shares of the Company on November 21, 2018.

On December 19, 2018, the Company issued 30,078,182 common shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 for aggregate gross proceeds of $30,078,182. The Company paid share issuance costs of $470,340 as finder fees. Subsequent to the year ended December 31, 2018, $120,000 in subscriptions receivable was received.

On December 19, 2018, the Company completed the issuance of 4,810,000 common shares to settle certain debts at a price of $1.00 per common share for a total of $4,810,000.  The shares were issued to settle amounts owned by PharmaCo to a third-party company.

On February 22, 2019, the Company issued 4,500,000 common shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per common share for aggregate proceeds of $4,500,000. The Company paid share issuance costs of $7,286.

On February 22, 2019, the Company issued 2,240,000 common shares pursuant to a non-brokered financing at a price of $2.50 per common share for aggregate proceeds of $5,600,000. The Company paid share issuance costs of $9,068.

On September 30, 2019, the Company issued 1,178,100 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $5,890,500.

On October 1, 2019, the Company issued 345,000 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $1,725,000.

On October 9, 2019, the Company issued 844,470 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $4,222,350.

On October 23, 2019, the Company issued 1,200,000 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $6,000,000.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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On November 1, 2019, the Company cancelled 345,000 common shares. The original proceeds of $1,725,000 were returned to the purchasers and reversed from common shares on the statement of changes in equity.

On December 18, 2019, the Company issued 27,000 common shares pursuant to a non-brokered financing at a price of $5.00 per common share for aggregate proceeds of $135,000.

The Company paid share issuance costs of $93,370 for non-brokered financing completed in the year ended December 31, 2019.

Warrants

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. No warrants were issued during the year ended December 31, 2019.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2017	-	-
Issued	595,430	$ 1.00
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00

The following warrants were outstanding at December 31, 2019:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
			595,340	595,340

Options

On October 1, 2018, the Company granted 2,000,000 stock options to a consultant and an officer of the Company. These stock options vest 12.5% on January 1, 2019, 12.5% on April 1, 2019, 12.5% on July 1, 2019, 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020 and the remaining 12.5% on October 1, 2020. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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On October 1, 2018, the Company granted 2,500,000 stock options to consultants of the Company. These stock options vest 25% on January 1, 2019, 25% on April 1, 2019, 25% on July 1, 2019, 25% on October 1, 2019. These stock options have an exercise price of $0.50 per share and expire on October 1, 2023.

On January 15, 2019, the Company granted a total of 1,100,000 stock options to a consultant of the Company. 500,000 of these stock options vest on April 1, 2019. Theses stock options have an exercise price of $1.00 per share and expire on January 15, 2024. The remaining 600,000 of these stock options vest on October 1, 2019. These stock options have an exercise price of $2.50 per share and expire on January 15, 2024.

On February 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 12.5% on October 1, 2019, 12.5% on January 1, 2020, 12.5% on April 1, 2020, 12.5% on July 1, 2020, 12.5% on October 1, 2020, 12.5% on January 1, 2021, 12.5% on April 1, 2021 and the remaining 12.5% on July 1, 2021. These stock options have an exercise price of $1.00 per share and expire on February 1, 2024.

On April 1, 2019, the Company granted 400,000 stock options to a consultant of the Company. These stock options vest 25% on October 1, 2019, 25% on January 1, 2020, 25% on April 1, 2020, an 25% on July 1, 2020. These stock options have an exercise price of $1.00 per share and expire on April 1, 2024.

On April 15, 2019, the Company granted 12,500 stock options to an employee of the Company. These options vest 34% on April 15, 2020, 33% on April 15, 2021, and 33% on April 15, 2022. These stock options have an exercise price of $1.00 and expire on April 15, 2024.

On April 29, 2019, the Company granted 500,000 stock options to a consultant of the Company. These options vest 25% on April 29, 2019, 25% on May 30, 2019, 25% on August 30, 2019, and 25% on December 30, 2019. These stock options have an exercise price of $1.00 and expire on April 29, 2024.

On May 13, 2019, the Company granted 350,000 stock options to an executive of the Company. These stock options vest 12.5% on May 13, 2019, 12.5% on August 13, 2019, 12.5% on November 13, 2019, 12.5% on February 13, 2020, 12.5% on May 13, 2020, 12.5% on August 13, 2020, 12.5% on November 13, 2020 and the remaining 12.5% on February 13, 2021. These stock options have an exercise price of $1.00 per share and expire on May 13, 2024.

On May 21, 2019, the Company granted 30,000 stock options to an employee of the Company. These stock options vest 12.5% on May 21, 2019, 12.5% on August 21, 2019, 12.5% on November 21, 2019, 12.5% on February 21, 2020, 12.5% on May 21, 2020, 12.5% on August 21, 2020, 12.5% on November 21, 2020 and the remaining 12.5% on February 21, 2021. These stock options have an exercise price of $1.00 per share and expire on May 21, 2024.

On August 12, 2019 the Company granted 12,500 stock options to an employee of the Company. These options vest 34% on August 12, 2020, 33% on August 12, 2021, and 33% on August 12, 2022. These stock options have an exercise price of $1.00 and expire on August 12, 2024.

On November 13, 2019, the Company granted 100,000 stock options to an employee of the Company.  These options vest 8.3% on February 13, 2020, 8.3% on May 13, 2020, 8.3% on August 13, 2020, 8.3% on November 13, 2020, 8.3% on February 13, 2021, 8.3% on May 13, 2021, 8.3% on August 13, 2021, 8.3% on November 13, 2021, 8.3% on February 13, 2022, 8.3% on May 13, 2022, 8.3% on August 13, 2022, and 8.3% on November 13, 2022.  These stock options have an exercise price of $1.00 and expire on November 13, 2024.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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On November 22, 2019, the Company granted 25,000 stock options to an employee of the Company.  These options vest 8.3% on February 13, 2020, 8.3% on May 13, 2020, 8.3% on August 13, 2020, 8.3% on November 13, 2020, 8.3% on February 13, 2021, 8.3% on May 13, 2021, 8.3% on August 13, 2021, 8.3% on November 13, 2021, 8.3% on February 13, 2022, 8.3% on May 13, 2022, 8.3% on August 13, 2022, and 8.3% on November 13, 2022.  These stock options have an exercise price of $1.00 and expire on November 22, 2024.

The options granted during the year ended December 31, 2019 have a fair value of $2,593,834 (2018 - $3,739,048) estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

	2019	2018
Risk-free interest rate	1.92%	2.42%
Expected term (in years)	5.00	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the year ended December 31, 2019, the Company recognized $3,796,095 (2018 - $1,637,559) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2017	-	$ -
Granted	4,500,000	0.50
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80

The following options were outstanding and exercisable at December 31, 2019:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

October 1, 2018	October 1, 2023	$0.50	4,500,000	3,500,000
January 15, 2019	January 15, 2024	$1.00	500,000	500,000
January 15, 2019	January 15, 2024	$2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	50,000
April 1, 2019	April 1, 2024	$1.00	400,000	100,000
April 15, 2019	April 15, 2024	$1.00	12,500	-

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	350,000	131,250
May 21, 2019	May 21, 2024	$1.00	30,000	11,250
August 12, 2019	August 12, 2024	$1.00	12,500	-
November 13, 2019	November 13, 2024	$1.00	100,000	-
November 22, 2019	November 22, 2024	$1.00	25,000	-
			7,430,000	5,392,500

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of December 31, 2019 and December 31, 2018 as follows:

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

December 31, 2019
Cash	1,378,687	-	-	1,387,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,574,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Bridge financing	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

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December 31, 2018
Cash	24,377,286	-	-	24,377,286
Loans receivable	10,510,400	-	-	10,510,400
Total	34,887,686	-	-	34,887,686

Accounts payable and accrued liabilities	161,937	-	-	161,937
Total	161,937	-	-	161,937

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(b)Foreign Exchange Rate

The Company has cash and loans receivable denominated in US dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At December 31, 2019, a 5% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss before taxes by approximately $2,586,608 (2018 - 10%, $125,000) for the year ended December 31, 2019.

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash and cash equivalents is at nominal interest rates, and therefore the Company does not consider interest rate risk to be significant.

As at December 31, 2019, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent of these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at December 31, 2019, the Company had a cash balance of $1,378,687 (2018 - $24,377,286) available to apply against short-term business requirements and current liabilities of $55,542,045 (2018 - $161,937). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of December 31, 2019

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

BRIDGING FINANCE INC. CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of  $36,374,400  (the “Facility Limit”). The purpose of the Facility is so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note (the “Promissory Note”) issued by PharmaCo to MichiCann in the principal amount of $30,648,516 (the “Principal”). The Principal is due and payable in full on January 2, 2020 (the “Maturity Date”). PharmaCo may prepay the Principal in full in whole prior to the Maturity Date. Any amounts payable by PharmaCo or MichiCann to the Lender under the Facility will reduce the amount of PharmaCo’s obligations to MichiCann on a dollar for dollar basis under the Promissory Note.

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as commission expenses for the year ended December 31, 2019. The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil and the Company has interest payable of $229,399 included in the bridge financing amount. During the year ended December 31, 2019, the Company paid deposit of $133,000 for additional professional fees.  The remaining balance of the deposit as at December 31, 2019 was $72,500.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG (as borrowers).

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

The Amended Facility increased the Facility Limit to US $49,750,000 in the aggregate of which US $27,000,000 was to refinance the existing Facility and US $22,750,000 was used to complete the MAG Acquisition and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Credit Agreement).

In respect of the advance made by Bridging to the Borrowers under the Facility, the Borrowers agreed to pay Bridging:

(a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company reviewed its operations and noted no material impact on the adoption of IFRS 16.

RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the year ended December 31, 2019:

(a)Included in accounts payable and accrued liabilities is $377,157 (2018 - $6,250) payable to a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment.

(b)  Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	December 31, 2019 $	December 31, 2018 $
Consulting fees paid or accrued to a company controlled by the director of the Company	108,000	75,000
Salary paid to management of the company	495,632	-
Share-based compensation	655,380	280,829

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the period ended December 31, 2019 and 2018.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

OUTSTANDING SHARES DATA AS OF REPORT DATE

	April 29, 2020	December 31, 2019	December 31, 2018
Issued and outstanding common shares	132,190,811	84,211,752	74,222,182
Series I preferred shares	3,181,250	-	-
Series II preferred shares	108,726,349	-	-
Warrants outstanding	1,194,402	595,340	595,340
Stock options outstanding	9,200,539	7,430,000	4,500,000

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

OUTLOOK

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Operating Expenses

	For the three months ended		Year ended	Year ended
	December 31		December 31,	December 31,
	2019	2018	2019	2018
	$	$	$	$
Expenses
Share-based compensation	635,432	1,637,559	3,796,095	1,637,559
Interest expense	1,802,780	-	3,540,353	-
Commissions	74,787	-	2,361,459	-
Professional fees	1,099,131	53,522	1,952,329	53,522
Consulting fees	391,632	213,079	919,839	325,000
Marketing	588,751	1,302	913,412	32,921
Salaries and wages	198,653	-	568,167	-
General and administration	(18,712)	7,728	79,235	7,865
Depreciation	1,898	-	1,898	-
Foreign exchange loss (gain)	1,115,129	(25,465)	1,385,803	(25,465)

Loss from operations	5,889,481	1,887,725	15,518,590	2,031,402

SUBSEQUENT EVENTS

Illinois Facility and Mid-American Growers, Inc.

On October 9, 2019, the Company entered into an agreement and plan of merger (the “MAG Merger Agreement”) with MAG, RWB Illinois, Inc. and Arthur VanWingerden and Ken VanWingerden (collectively the “MAG Sellers”) pursuant to which the Company will acquire all of the issued and outstanding shares of MAG. MAG has a facility for Hemp production, on 124 acres of real property commonly known as 14240 Greenhouse Avenue, Granville, Illinois (the “MAG owned property”). The MAG Merger Agreement was amended on November 1, 2019 and January 9, 2020. The merger was completed on January 10, 2020 (“MAG Acquisition”).

Pursuant to the MAG Merger Agreement, on closing of the MAG Acquisition, the Company paid to the MAG Sellers USD $7,100,000 in cash and issued to the MAG Sellers a non-transferable, fully paid right to receive in the aggregate 35,637,800 common shares of Tidal after the completion of the three-cornered

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

amalgamation with the Company and 2690229 Ontario Inc. (“Resulting Issuer Shares”) (assuming completion of the Proposed Transaction prior to June 1, 2020). If the Proposed Transaction is not completed prior to June 1, 2020, MichiCann shall deliver to the MAG Sellers an aggregate cash payment equal to USD $5,000,000 and 17,133,600 MichiCann common shares.

In addition, so long as the MAG Sellers have used commercially reasonable efforts to assist MichiCann and MAG in achieving regulatory approval of a commercial cultivation center license to MAG for the Illinois Facility described below (the “Milestone Event”) (i) MichiCann shall issue to the MAG Sellers an additional 5,491,200 Resulting Issuer Shares (assuming completion of the Proposed Transaction prior to the Milestone Event) based on a value of USD $10,000,000 and (ii) only if the Milestone Event is achieved during calendar 2020, MichiCann shall pay to the MAG Sellers in the aggregate an additional USD $5,000,000 in cash. If the Proposed Transaction is not completed at the time of the Milestone Event, MichiCann shall issue to the MAG Sellers an aggregate 2,640,000 additional MichiCann common shares.

Concurrent with the closing of the MAG Acquisition,  MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers.

Tidal Amendment

On March 12, 2020, the Company entered into an amended and restated business combination agreement (the “Amended Agreement”) with Tidal pursuant to which Tidal will acquire all of the issued and outstanding shares of the Company on a 2:1 basis, subject to adjustment in certain circumstances (the “Amended Exchange Ratio”). The terms of the Amended Agreement provide that the share consideration will now be comprised of one common share (the “Common Shares”) and one series 2 convertible preferred share (the “Series 2 Shares”) of the Resulting Issuer. The Series 2 Shares to be issued to MichiCann shareholders (i) will carry voting rights (entitling a holder to one vote per Series 2 Share held, voting together with the holders of common shares), (ii) will be entitled to 5% annual dividends payable in additional Series 2 Shares (the “Dividends”), (iii) will be convertible (together with accrued Dividends) into Common Shares on a 1:1 basis at the option of the holder on or after the seven month anniversary of their issuance date, and (iv) will automatically be converted on the same basis on the two year anniversary of their issuance date.  All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares and Series 2 Shares in accordance with the Amended Exchange Ratio.

The Amended Agreement contemplates the following changes: Immediately prior to the completion of the Amalgamation, Tidal will (i) complete a share consolidation on a 16:1 basis (the “Amended Consolidation”), (ii) change its name to “Red White & Bloom Brands Inc.” and (iii) reconstitute its board of directors such that the board of the Resulting Issuer will consist of five (5) directors, which will include two (2) members of the current board of Tidal and three (3) nominees of MichiCann (the “Board Appointments”).

Pursuant to the terms of the Amended Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Amended Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction

MichiCann Medical Inc.

Management’s Discussion and Analysis

For the Year Ended December 31, 2019

_____________________________________________________________________________________________

and the listing of the Common Shares, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (v) other closing conditions customary for transactions of this nature.

Tidal Business Combination

On April 28, 2020, the Company announced the closing of the Amalgamation with Tidal pursuant to the terms of the Amended Agreement dated March 12, 2020.

The Amalgamation involved the acquisition of 100% of the Company’s issued and outstanding shares on a 2:1 basis. Due to the terms of the Exchange Ratio the previous shareholders of the Company acquired a controlling interest in Tidal and as such the Amalgamation has been accounted for as a reverse takeover transaction with the Company being the resulting issuer for financial reporting purposes. Upon completion of the Amalgamation, Tidal changed its name to Red, White & Bloom Brands Inc.

The assets and liabilities of Tidal cannot be disclosed at this time because the Company is still in the process of completing the closing balance sheet and the valuation of assets and liabilities acquired.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.